Exhibit 21.1

Subsidiaries of the Company

-	Synthesis Energy Holdings, Inc. (Florida corporation)
o	Owns 100% of:
▪	Synthesis Energy Systems, Inc. (British Virgin Islands corporation)
•	Owns 100% of:
o	Synthesis Energy Systems Investments, Inc. (Mauritius corporation)
▪	Owns 97.6% of:
•	Synthesis Energy Systems (Zao Zhuang) New Gas Company Ltd. (Chinese corporation)
o	Synthesis Energy Investment Holdings, Inc. (Mauritius corporation)
o	Synthesis Energy Technology Holdings, Inc. (Mauritius corporation)
o	SES New Energy Technologies, (Shanghai) Co., Ltd. (Chinese corporation)

-	Synthesis Energy Systems Technologies, LLC (Delaware limited liability company)
o	Owns 100% of:
▪	SES Asia Technologies, Ltd. (Delaware limited liability company)

-	SES Resources, LLC (Delaware limited liability company)
o	Owns 50% of:
▪	SES Resource Solutions, Ltd. (British Virgin Islands corporation)